Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

NEWS RELEASE

FOR IMMEDIATE RELEASE	Media contact:
May 17, 2005	Peter Thonis
212-395-2355
peter.thonis@verizon.com

Verizon’s Purchase of 43.4 Million MCI Shares Closes

NEW YORK – Verizon Communications Inc. (NYSE:VZ) today closed on its agreement to purchase approximately 43.4 million shares of MCI, Inc. (NASDAQ:MCIP) common stock from eight entities affiliated with Carlos Slim Helu for approximately $1.1 billion in the aggregate in cash.

As announced last week, Verizon has transferred the shares to a Department of Justice-approved trust. The trustee, former U.S. Attorney General Dick Thornburgh, will hold the shares on behalf of Verizon and will vote the shares, representing an approximate 13.4 percent ownership stake in MCI, in support of the proposed merger of Verizon and MCI at a future MCI shareholder meeting.

Verizon News Release, page 2

Verizon agreed on April 9 to pay $25.72 per share and will pay an adjustment at the end of one year in an amount per MCI share equal to 0.7241 times the amount by which the price of Verizon’s common stock exceeds $35.52 per share (measured over a 20-day period). The prices for the MCI and Verizon shares were set by Verizon and the Slim entities based upon the market prices for the stocks at the time of the agreement.

Upon DOJ approval of the merger of Verizon and MCI, the trust will terminate, and Verizon will acquire full ownership of the shares.

With more than $71 billion in annual revenues, Verizon Communications Inc. (NYSE:VZ) is one of the world’s leading providers of communications services. Verizon has a diverse work force of 212,000 in four business units: Domestic Telecom provides customers based in 28 states with wireline and other telecommunications services, including broadband. Verizon Wireless owns and operates the nation’s most reliable wireless network, serving 45.5 million voice and data customers across the United States. Information Services operates directory publishing businesses and provides electronic commerce services. International includes wireline and wireless operations and investments, primarily in the Americas and Europe. For more information, visit www.verizon.com.

####

VERIZON’S ONLINE NEWS CENTER: Verizon news releases, executive speeches and biographies, media contacts, high quality video and images, and other information are available at Verizon’s News Center on the World Wide Web at www.verizon.com/news. To receive news releases by e-mail, visit the News Center and register for customized automatic delivery of Verizon news releases.

In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on May 9, 2005, an amended proxy statement and prospectus on Form S-4 that contain important information about the proposed acquisition. These materials are not yet final and will be amended. Investors are urged to read the proxy statement and prospectus filed, and any other relevant materials filed by Verizon or MCI because they contain, or will contain, important information about Verizon, MCI and the proposed acquisition. The preliminary materials filed on May 9, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Investors are urged to read the proxy statement and prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed acquisition.

Verizon News Release, page 3

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction, if consummated; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor_relations/sec/.